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                           DRAFT DATED AUGUST 24, 1999


                         H&Q IPO & EMERGING COMPANY FUND
                                 RULE 18F-3 PLAN

                                ___________, 1999

          This Rule 18f-3 Plan (the "Plan") has been adopted by Hambrecht & Quist Fund Trust (the "Trust") with respect to the Class A, Class B, and Common Class shares of H&Q IPO & Emerging Company Fund (the "Fund"), a series of the Trust, in accordance with the provisions of Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Plan has been approved by a majority of the Trust's Trustees, including a majority of the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act).

1.   CLASS CHARACTERISTICS

          Class A shares are offered at their net asset value ("NAV"), plus a front-end sales charge, and are subject to a Rule 12b-1 fee, and, under certain circumstances, a contingent deferred sales charge ("CDSC"), as described in the Fund's Adviser Classes Prospectus.

          Class B shares are offered at their NAV, without a front-end sales charge, and are subject to a Rule 12b-1 fee and CDSC, as described in the Fund's Adviser Classes Prospectus.

          Common Class shares are offered at their NAV, without a front-end sales charge or CDSC, and are subject to a Rule l2b-1 fee, as described in the Fund's Common Class Prospectus (together with the Fund's Adviser Classes Prospectus, the "Prospectus").

          The front-end sales charge on Class A shares and CDSC on Class A and Class B shares are each subject to reduction or waiver as permitted by the 1940 Act, and as described in the Prospectus and Statement of Additional Information of the Fund.

          Except as otherwise provided herein, each class of shares of the Fund will be entitled to distributions, if any, calculated in the same manner and at the same time as each other class of shares of the Fund. For purposes of this calculation, expenses will be allocated to each class at the same time as to all other classes. Except as otherwise provided herein, each share will represent an equal pro rata interest in the Fund, regardless of class, and will have identical voting, dividend, liquidation and other rights. Each class shall vote separately with respect to any matter that relates solely to that class.

2.   EXPENSE ALLOCATIONS TO EACH CLASS

          The following expenses shall be allocated, to the extent practicable, on a class-by-class basis: (i) Rule 12b-1 fees payable by the Fund to Hambrecht & Quist


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LLC, the distributor of the Fund's shares (the "Distributor"), according to the
Rule 12b-1 plan adopted by the Fund, and (ii) transfer agency and sub-transfer agency costs attributable to each class. Subject to the approval of the Fund's Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust, the following "Class Expenses" may be allocated, to the extent practicable, on a class-by-class basis: (a) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a specific class, (b) SEC registration fees incurred with respect to a specific class, (c) blue sky and foreign registration fees and expenses incurred with respect to a specific class, (d) the expenses of administrative personnel and services required to support shareholders of a specific class (e) litigation and other legal expenses relating to a specific class, (f) expenses incurred in connection with shareholders' meetings as a result of issues relating solely to a specific class, (g) accounting and consulting expenses relating to a specific class, (h) any fees imposed pursuant to a non-Rule 12b-1 shareholder services plan that relate to a specific class, and (i) any additional expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, if these expenses are actually incurred in a different amount with respect to a class, or if services are provided with respect to a class that are of a different kind or to a different degree than with respect to one or more other classes.

          All expenses not now or hereafter designated as Class Expenses ("Fund Expenses") will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

3.   FEE WAIVER OR REIMBURSEMENT

          Hambrecht & Quist Fund Management, LLC, the Fund's investment adviser (the "Adviser"), the Distributor or any other service provider may choose to waive or reimburse any portion of the Class Expenses, subject to the requirements of the Internal Revenue Code and the rules and regulations thereunder. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

4.   CONVERSION AND EXCHANGE FEATURES

          Class B shares, including shares purchased through dividends and distributions, automatically convert to Class A shares as described in the Prospectus and, as described in the Prospectus, such conversion may be suspended upon the occurrence of certain events.

          If the Class A shareholders approve any increase in Class Expenses allocated to Class A shares, existing Class B shares will stop converting into Class A shares until the Class B shareholders, voting separately as a class, approve the increase in such expenses. Pending approval of such increase, or if such increase is not approved, the Trustees shall take such action as is necessary to ensure that existing Class B shares are exchanged for or converted into a new class of shares ("New Class shares") identical in


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all material respects to Class A shares as existed prior to the implementation of the increase in expenses, no later than such shares were previously scheduled to convert to Class A shares. Class B shares sold after the implementation of the increase in expenses may convert into Class A shares subject to the higher expenses, provided that the material features of all fees imposed on Class A shares and the relationship of such fees to the Class B shares are disclosed in an effective registration statement.

          Conversions or exchanges described in this section shall be effected in a manner that the Trustees believe will not be subject to federal income taxation.

5.   MONITORING

          On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of material conflicts between the interests of the classes of shares. The Adviser and the Distributor shall be responsible for alerting the Trustees to any material conflicts that may arise.

6.   AMENDMENTS

          The Plan may be amended from time to time in accordance with the requirements of Rule 18f-3 under the 1940 Act.





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